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                             December 15, 2023

       Caspia Lin
       Chief Financial Officer
       Earlyworks Co., Ltd.
       5-7-11, Ueno, Taito-ku
       Tokyo, Japan 110-0005

                                                        Re: Earlyworks Co.,
Ltd.
                                                            Form 20-F for the
fiscal year ended April 30, 2023
                                                            File No. 001-41752

       Dear Caspia Lin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the fiscal year ended April 30, 2023

       Item 15. Controls and Procedures, page 56

   1. Please amend your filing to include the conclusion regarding the effectiveness of the issuer's disclosure
controls and procedures. Refer to Item 15(a) of Form 20-F.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Caspia Lin
Earlyworks Co., Ltd.
December 15, 2023
Page 2

       Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 with any questions.



                                                         Sincerely,
FirstName LastNameCaspia Lin
                                                         Division of
Corporation Finance
Comapany NameEarlyworks Co., Ltd.
                                                         Office of Technology
December 15, 2023 Page 2
cc:       Ying Li
FirstName LastName